EXHIBIT 99.1

January 20, 2010

Mr. Steven H. Pruett
Legacy Reserves LP
303 W. Wall Street, Suite 1600
Midland, TX 79701

Dear Mr. Pruett:

     At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2009, to the Legacy Reserves LP (Legacy) interest in certain properties located in the United States. This report was completed as of the date of this letter. This report was prepared to provide Legacy with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Legacy’s proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines and applicable accounting rules.

     Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Legacy interest, as of December 31, 2009, to be:

		Net Reserves		Future Net Cash Flow ($)
	Oil	NGL	Gas		Present Worth
Category and Entity	(Barrels)	(Barrels)	(Mcf)	Total	at 10%
Proved Developed
Producing	17,435,883	4,964,899	51,935,990	$627,378,144	$334,100,929
Non-Producing	373,345	11,694	1,204,565	$17,061,501	$9,277,628
Proved Undeveloped	3,862,657	34,462	9,289,377	$80,855,257	$16,797,145
Total Proved(1)	21,671,885	5,011,055	62,429,932	$725,294,902	$360,175,702
____________________

(1)	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

     The oil reserves include crude oil and condensate. Oil and natural gas liquid (NGL) reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

     The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories used in this report are presented immediately following this letter.

     Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made with similar properties where more complete data were available. We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

     The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2009 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Legacy to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

     Prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2009. Gas prices used in this report are referenced to a Henry Hub price of $3.87 per MMBtu, as posted by Platts Gas Daily, adjusted for energy content, transportation fees, and regional price differentials. Oil and NGL prices used in this report are referenced to a West Texas Intermediate (WTI) crude oil price of $57.65 per barrel, as posted by Plains All American Pipeline, L.P., adjusted for gravity, crude quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines.

     Lease and well operating expenses are based on data obtained from Legacy. Expenses for the properties operated by Legacy include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Wells operated by others include all direct expenses as well as general, administrative, and overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.

     Capital costs and timing of all investments have been provided by Legacy and are included as required for workovers, new development wells, and production equipment. Legacy has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. These costs are also held constant.

     LPC made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Legacy interest. Our projections are based on the Legacy interest receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

     Technical information necessary for the preparation of the reserve estimates herein was furnished by Legacy or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Legacy including the extent and character of the interest evaluated.

     An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. Legacy’s estimates of the cost to plug and abandon the wells net of salvage value are included at the end of the economic life of the well. However, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

     The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

     This report is solely for the use of Legacy, its agents, and its representatives in their evaluation of these properties and is not to be used, circulated, quoted, or otherwise referenced for any other purpose without the express written consent of the undersigned. Persons other than those to whom this report is addressed or those authorized by the addressee shall not be entitled to rely upon the report unless it is accompanied by such consent.

     The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, and geophysicists; and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Joe A. Young
Joe A. Young
Licensed Professional Engineer
State of Texas No. 62866

/s/ Al Iakovakis
Al Iakovakis
Senior Staff Engineer